82-5097



AQUARIUS
PLATINUM LIMITED



FACSIMILE TRANSMIS[SION]

RECEIVED
2004 SEP 28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date:	20 September 2004	
To:	Office of International Corporation Finance	
Company:	Securities and Exchange Commission	
Fax:	0011 1 202 942 9624	
From:	Nick Bias	
Number of Pages:	27	*(Including this cover page)*
Re:	**Aquarius Platinum Limited – File # 82-5097**	

SUPPL

PROCESSED
SEP 29 2004
THOMSON FINANCIAL

dlw 9/28

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com



82-5097

AQUARIUS
PLATINUM LIMITED

20 September 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Aquarius Platinum Limited - File # 82-5097

Dear Ladies and Gentlemen,

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Aquarius Platinum Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") the Australian Securities and Investments Commission (the "ASIC") the London Stock Exchange ("LSE") or the Registrar of Companies of Bermuda since 4 May 2001.

E-Lodge	13 August 2004	ASX & LSE	Announcement	Appendix 3& Change of Directors Interest Notice
E_Lodge	17 September 2004	ASX & LSE	Announcement	CEO Shareholder Letter and Notice of Special General Meeting

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at +618 9367 5211.

Very truly yours
AQUARIUS PLATINUM LIMITED



NICK BIAS
INVESTOR RELATIONS

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas Sibley
Date of last notice	10/02/03

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	12/08/04
No. of securities held prior to change	721,459
Class	Ordinary
Number acquired	10,000
Number disposed	–
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	£2.50 per share
No. of securities held after change	731,459

+ See chapter 19 for defined terms.

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Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

82-5097



AQUARIUS
PLATINUM LIMITED

17 September 2004

Dear Shareholder,

It is with great pleasure that we invite you to consider and vote on the Black Economic Empowerment transaction between Aquarius Platinum Limited (Aquarius or Company) and a group of investors led by Savannah Resources (Pty) Ltd (the BEE Investors).

This transaction will make Aquarius fully compliant with the equity ownership component of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the Charter). The BEE Investors comprise black-owned companies and organisations representing Historically Disadvantaged South Africans (HDSAs).

This transaction, which has been two years in the making, delivers a credible and bankable outcome to all parties. If approved by shareholders, it will see the injection by the BEE Investors of R860 million into the Aquarius Group for a 29.5% equity interest in the Company's subsidiary, Aquarius Platinum (South Africa) (Pty) Ltd (AQPSA). With the funding from this transaction, Aquarius, already the world's fastest growing PGM company, will commence with the immediate development of Everest, our third project in South Africa.

Once AQPSA converts its existing mining and prospecting rights into 'new order' mining rights as required by The South African Mineral and Petroleum Resources Development Act 28 of 2002 (the Act) and the BEE Investors obtain the approvals required by the South African Exchange Control Authorities allowing them to hold shares in Aquarius, the BEE Investors will sell their shares and shareholder loans in AQPSA back to Aquarius for R860 million. The BEE investors will then subscribe for an equity stake of approximately 23% in Aquarius for R860 million.

Our BEE partners will bring to Aquarius a broad range of corporate knowledge and skills and together, we will create a fully empowered platinum mining company, providing a successful example for the international investor community. In addition, Aquarius will be in a position in the industry as an empowerment Company to acquire further opportunities or projects within the South African platinum sector.

Full details of the transaction are outlined in the attached notice of meeting and accompanying explanatory memorandum. Your Directors urge you to support this transaction.

A copy of the notice of meeting is available on the Company's website on www.aquariusplatinum.com

Yours sincerely

Stuart A Murray
Chief Executive Officer

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

AQUARIUS PLATINUM LIMITED

Exempt Company Number EC26290

ARBN 087 577 893

NOTICE OF SPECIAL GENERAL MEETING

and

EXPLANATORY MEMORANDUM

Date of Meeting:	Monday, 11 October 2004
Time of Meeting:	9.00am
Place of Meeting:	Clarendon House 2 Church Street Hamilton Bermuda

This Notice of Special General Meeting and Explanatory Memorandum should be read in their entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

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AQUARIUS PLATINUM LIMITED

Exempt Company Number EC26290
ARBN 087 577 893

NOTICE OF SPECIAL GENERAL MEETING

Notice is hereby given that a Special General Meeting of shareholders of Aquarius Platinum Limited ("**Aquarius**" or "**Company**") will be held at Clarendon House, 2 Church Street, Hamilton, Bermuda on Monday, 11 October 2004 at 9.00am.

The Explanatory Memorandum which accompanies and forms part of this Notice of Meeting describes the various matters to be considered and contains a glossary of defined terms for terms that are not defined in full in this Notice of Meeting.

AGENDA

1. Issue of New Shares to Savannah, Chuma and Malibongwe

"That the Directors be authorised to issue 24,599,542 New Shares to various parties to satisfy the South African Government's requirements in relation to the participation by Historically Disadvantaged South Africans in the mining industry, in the proportions set out below:

(a) *15,773,226 Shares to Savannah Platinum SPV (Proprietary) Limited;*

(b) *6,309,783 Shares to Chuma Platinum SPV (Proprietary) Limited; and*

(c) *2,516,533 Shares to Malibongwe Platinum SPV (Proprietary) Limited,*

on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice of Meeting."

The Company will disregard any votes cast on this resolution by Savannah Platinum SPV (Proprietary) Limited, Chuma Platinum SPV (Proprietary) Limited and Malibongwe Platinum SPV (Proprietary) Limited and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed, and any associate of those persons. However, the Company will not disregard a vote if it is cast as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form or it is cast by a person who is chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

2. Grant of Options to Mr Stuart Murray

"That, for the purpose of Listing Rule 10.11 and for all other purposes, the Company approves and authorises the grant to Mr Stuart Murray (or his permitted nominee) of 209,865 options, exercisable at £2.54 on or before 7 years from the date of their grant, and otherwise on the terms and conditions set out in the Explanatory Memorandum."

The Company will disregard any votes cast on this resolution by Mr Stuart Murray and any associate of Mr Stuart Murray. However, the Company need not disregard a vote if it is cast as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form or it is cast by a person who is chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

BY ORDER OF THE BOARD

Willi Boehm
Company Secretary
DATED: 17 September 2004

82-5097

AQUARIUS PLATINUM LIMITED

Exempt Company Number EC26290
ARBN 087 577 893

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be considered at a special general meeting of Shareholders to be held at Clarendon House, 2 Church Street, Hamilton, Bermuda on Monday, 11 October 2004 at 9.00am.

This Explanatory Memorandum should be read in conjunction with the accompanying Notice of Meeting. For the assistance of Shareholders, a glossary of defined terms is included at the end of the Explanatory Memorandum.

Full details of the business to be considered at the Meeting are set out below.

1. Resolution 1 – Issue of Shares to Savannah, Chuma and Malibongwe

1.1 Background

The South African Mineral and Petroleum Resources Development Act 28 of 2002 ("**Act**") became effective legislation on 1 May 2004. Pursuant to the Act, companies holding existing "old order" mining or prospecting rights issued under the system preceding the Act are required to apply for conversion of those rights into equivalent rights under the new system introduced by the Act, within prescribed transitional periods. As a pre-requisite for the conversion of the "old order" rights, applicants will need to comply with the provisions of, inter alia, sections 2(d) and 2(f) of the Act. These sections of the Act are commonly referred to as the Black Economic Empowerment or "BEE objectives" of the Act as they recognise the need to facilitate the participation by Historically Disadvantaged South Africans ("**HDSAs**") in the mining industry, promote local and rural development and the social upliftment of communities affected by mining.

In addition to the Act, applicants also need to comply with the provisions of the "Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry" ("**Charter**"). The Charter was promulgated to assist applicants for "new order" rights to better understand the nature of the BEE objectives outlined in the Act and to give substance to these objectives. The South African Department of Minerals and Energy has also published a scorecard to evaluate compliance with the BEE objectives and the Charter.

The cumulative effect of the Act, the Charter and the scorecard is to require applications for the conversion of "old order" mining or prospecting rights to contain, amongst other requirements, an empowerment and social upliftment component to be successful. In practice, this means that applicants seeking to renew existing tenements or applying for a grant of new tenements must do so in conjunction with a BEE partner holding equity in the relevant project.

The Aquarius Board has identified three entities which will satisfy the South African Government's requirements as set out in the Act, the Charter and the scorecard, which have been able to obtain finance to pay for an equity stake in AQPSA initially and Aquarius ultimately and which the Aquarius Board considers to have the requisite credentials and profile to become valuable partners for Aquarius. Those entities ("**BEE Parties**") are:

- Savannah, a subsidiary of Savannah Resources (Proprietary) Limited, a black owned mining and resources investment company whose prospective market

covers South and Sub-Saharan Africa with a focus on the precious and non-ferrous mining sector. Savannah is a private company incorporated by Savannah Resources (Proprietary) Limited to acquire shares in AQPSA and ultimately Aquarius in terms of the Proposed Transaction;

- Chuma, a subsidiary of Chuma Holdings (Proprietary) Limited, a black empowerment fund whose principal beneficiaries are two trusts created to benefit Historically Disadvantaged South Africans in the field of education, health and social welfare. Chuma is a private company incorporated by Chuma Holdings (Proprietary) Limited to acquire shares in AQPSA and ultimately Aquarius in terms of the Proposed Transaction; and
- Malibongwe, a controlled investment of Malibongwe Women Development Organisation (an association not for gain, incorporated under section 21 of the South African Companies Act), a non-government, non-profit making organisation, focusing on women of South Africa and in particular the poorest of the poor. Malibongwe is a private company incorporated to acquire shares in AQPSA and ultimately Aquarius in terms of the Proposed Transaction.

1.2 Proposed Transaction

The Proposed Transaction has been structured to ensure that:

(a) AQPSA effectively complies with the BEE objectives of the Act, the Charter and the scorecard, which is one of the prerequisite requirements for the conversion of its "old order" mining and prospecting rights into "new order" rights under the Act; and

(b) AQPSA raises sufficient funds to enable it to finance the construction and commissioning of the Everest South PGM Mine.

As a result of South African regulations and legislation, certain conditions are required to be satisfied before Aquarius may issue shares to the BEE Parties. Accordingly, the Proposed Transaction provides for AQPSA to issue shares to the BEE Parties, which shares will be held by the BEE Parties until AQPSA has converted its existing "old order" mining and prospecting rights into "new order" rights under the Act and until the BEE Parties obtain the approvals of the Exchange Control Authorities as may be required to allow them to hold shares in Aquarius. A further condition is that AQPSA can continue to hold the "new order" rights notwithstanding the issue to the BEE Parties of shares in Aquarius.

Subject to certain resolutive conditions, the BEE Parties will sell the shares they hold in AQPSA and the related AQPSA shareholder loans to Aquarius for a cash payment of R860 million. The BEE Parties will then subscribe for the New Shares in Aquarius for a cash payment of R860 million. A more detailed summary of the Proposed Transaction is set out in the following Section.

1.3 The Agreements

On 16 September 2004, Aquarius, AQPSA, Savannah, Chuma, Malibongwe, Savannah Resources (Proprietary) Limited, Chuma Holdings (Proprietary) Limited and Malibongwe Women Development Organisation (an association not for gain, incorporated under section 21 of the South African Companies Act) entered into the AQPSA Share Subscription and Sale Agreement and on the same date, Aquarius, AQPSA, Savannah, Chuma, and Malibongwe entered into the Aquarius Subscription Agreement ("**Agreements**").

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The key transactions provided for in the Agreements are as follows:

- the subscription for AQPSA shares and the acquisition of shareholder loans by the BEE Parties (refer to Section 1.3(b));
- the sale of the AQPSA shares and shareholder loans by the BEE Parties to Aquarius (refer to Section 1.3(d)); and
- the subscription by the BEE Parties for Aquarius shares (refer to Section 1.3(e)).

(a) **AQPSA Subscription and Acquisition Conditions**

The AQPSA Subscription and Acquisition is subject to a number of conditions precedent. The key conditions precedent are as summarised below:

(i) the agreements entered into by each of the BEE Parties to raise sufficient funds for the Proposed Transaction ("**Financing Agreements**") being duly signed and becoming unconditional;

(ii) Aquarius obtaining all necessary regulatory and/or statutory approvals, including all relevant approvals of the Exchange Control Authorities required for the transactions contemplated and the approval of its Shareholders of resolution 1 set out in this Notice of Meeting;

(iii) relevant amendments being made to the memorandum and articles of association of each of Savannah, Chuma and Malibongwe so as to constitute each of them as a special purpose vehicle with the limited purpose of entering into the Financing Agreements, the Agreements and holding an interest in AQPSA and thereafter in Aquarius and to provide that such memorandum and articles of association may not be amended without the consent of inter alia, the Financiers and AQPSA; and

(iv) the Aquarius Subscription Agreement being duly signed.

As announced on 26 July 2004, the BEE Parties have received in-principle commitments from the Industrial Development Corporation of South Africa, the Development Bank of Southern Africa and a third financial institution who may not be named until financial closure for confidentiality reasons ("**Financiers**") to provide funding, which together with the resources of the BEE Parties will complete the total funding requirement for the Proposed Transaction. The BEE Parties and the Financiers are currently finalising the Financing Agreements.

(b) **AQPSA Subscription and Acquisition**

On the first business day after the conditions set out in Section 1.3(a) have been satisfied:

(i) the BEE Parties will subscribe for and AQPSA will allot and issue 400 new shares, representing 28.57% of the increased issued share capital of AQPSA, in consideration for a cash payment of R234.5 million while the BEE Parties will also advance related shareholder loans totalling R598.4 million to AQPSA; and

(ii) Aquarius will sell 13 of its existing AQPSA shares for R7.6 million and the related AQPSA shareholder loan totalling R19.4 million to the BEE Parties in consideration for a cash payment of R27 million.

This will result in the BEE Parties holding 413 shares in AQPSA, representing 29.5% of the increased issued share capital of AQPSA, and having provided the related shareholders loans to AQPSA of R617.8 million.

Upon the completion of this AQPSA Subscription and Acquisition, Aquarius will invite the BEE Parties to nominate three directors to the board of directors of AQPSA.

(c) **Sale of AQPSA shares prior to AQPSA Share Sale**

The AQPSA Share Subscription and Sale Agreement permits a BEE Party to sell its AQPSA shares prior to the AQPSA Share Sale. However, the AQPSA shares may only be sold to another party (including to another BEE Party) if:

(i) the BEE Party also sells its corresponding portion of the shareholder loans;

(ii) the AQPSA shares are sold to a party that qualifies as an HDSA as defined in the Act (proof of which must be provided to the satisfaction of Aquarius and AQPSA);

(iii) AQPSA receives written confirmation from the DME or a legal opinion to the effect that its "new order" rights granted pursuant to the Act will not be jeopardised by such a sale; and

(iv) all regulatory consents, shareholder approvals and AQPSA board approval required for the sale have been obtained.

Prior to any sale to a third party, the third party must enter into an agreement by which it agrees to be bound by all the relevant terms and conditions of the Financing Agreements, the AQPSA Share Subscription and Sale Agreement and the Aquarius Subscription Agreement.

(d) **AQPSA Share Sale**

The AQPSA Share Subscription and Sale Agreement provides that, subject to the following resolutive conditions (that are required to be fulfilled within five years of the effective date of the Agreements):

(i) the Minister of Minerals and Energy of South Africa grants to AQPSA "new order" rights in respect of its existing "old order" mining and prospecting rights;

(ii) AQPSA satisfying itself that the sale of the AQPSA shares and the shareholder loans held by the BEE Parties to Aquarius will not jeopardise AQPSA's "new order" rights; and

(iii) Savannah, Chuma and Malibongwe obtaining any approvals of the Exchange Control Authorities as may be required to allow them to sell their AQPSA shares and hold shares in Aquarius,

Aquarius will purchase the 413 shares in AQPSA and all of the related shareholder loans to AQPSA held by the BEE Parties for a cash payment of R860 million. The sale is of immediate effect but will lapse and not be implemented if the conditions are not fulfilled.

(c) **Aquarius Subscription**

The Aquarius Subscription will occur simultaneously with the AQPSA Share Sale. The consideration payable for the outstanding AQPSA shares and shareholder loans held by the BEE Parties will equate to the consideration payable for the New Shares acquired by the BEE Parties.

ASX has granted Aquarius a waiver to allow the issue of the New Shares to occur no later than three months from the date on which AQPSA is granted its "new order" rights pursuant to (i) above and in any event no later than 5 years after the date of shareholder approval. This waiver is conditional on Aquarius disclosing in its annual reports released prior to the Aquarius Subscription details of the New Shares that have been issued in that year and of the New Shares that remain to be issued.

Accordingly, the issue of New Shares pursuant to the Aquarius Subscription can only occur after each of the three conditions specified in (d) above have been satisfied (including AQPSA being granted its "new order" rights and all the relevant approvals of the Exchange Control Authorities as may be required to allow the BEE Parties to sell their AQPSA shares and hold shares in Aquarius have been obtained). Aquarius will issue the New Shares to the BEE Parties in the following proportions:

- Savannah - 15,773,226 Shares, representing 14.69% of the increased share capital of Aquarius;
- Chuma - 6,309,783 Shares representing 5.88% of the increased share capital of Aquarius; and
- Malibongwe - 2,516,533 Shares representing 2.34% of the increased share capital of Aquarius.

If a BEE Party has sold some or all of its AQPSA shares prior to the AQPSA Share Sale (as detailed in (c)), the cash payment made by Aquarius at time of the AQPSA Share Sale and the number of Aquarius Shares to be received by such BEE Party at the time of the Aquarius Subscription will be adjusted accordingly.

If the BEE Parties can not obtain the approval of the Exchange Control Authorities referred to in Section 1.3(d)(iii) above, then Aquarius has agreed, subject to the requirements of any stock exchange on which the Aquarius Shares are listed, to issue the New Shares that would have been issued to the BEE Parties to third parties for the maximum possible subscription price and pay the aggregate gross proceeds (less any placement fee) to the BEE Parties in consideration for payment by the BEE Parties to Aquarius of the amount that would have been payable for the New Shares under the Aquarius Subscription Agreement.

At completion of the AQPSA Share Sale and the Aquarius Subscription, the BEE Parties must procure the resignation of those directors nominated by them to the board of directors of AQPSA.

Aquarius has invited the BEE Parties to nominate one director to the Board of Aquarius, and the BEE Parties have nominated Zwelakhe Sisulu, who will be appointed to the Board at the time of the AQPSA Subscription and Acquisition.

(f) **Sale of Aquarius Shares**

Post the Aquarius Subscription set out in 1(e) above, if the BEE Parties wish to sell, transfer or otherwise dispose of or encumber any of their Aquarius Shares, they

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may only do so in consultation with Aquarius with a view to avoiding a disruption of the market in the Shares.

1.4 Current Structure of the Aquarius Group

The structure of the Aquarius Group relevant to the Proposed Transaction is currently as follows:


Aquarius
Impala
8.63%
75%
25%
AQPSA

All of Aquarius' PGM mines, projects and prospects in South Africa are owned by AQPSA, other than the RK1 tailings retreatment project, which is owned by Aquarius Corporate Services (Proprietary) Limited, a wholly owned subsidiary of Aquarius, incorporated in South Africa.


AQPSA
Kroondal mine
Marikana mine
Everest South project
Everest North/Chieftains Plain prospects

1.5 AQPSA

AQPSA currently mines PGM at its Kroondal and Marikana mines on the Western Limb of the Bushveld Igneous Complex in the North West Province of South Africa. AQPSA has entered into a Pooling and Sharing Agreement with Rustenburg Platinum Mines Limited ("**RPM**"), which became effective on 1 November 2003. Pursuant to this agreement, the reserves of Kroondal and a portion of the adjacent RPM mining area will be pooled and mined jointly by AQPSA and RPM over the next 13 years. AQPSA and RPM will furthermore share equally in the benefits of the pooled operation.

In addition, a bankable feasibility study on the Everest South project has been completed. The Everest South project lies on the Eastern Limb of the Bushveld Igneous Complex, in the Mpumulanga Province. AQPSA also holds a number of "old order" prospecting rights in this area.

AQPSA currently has 1,000 shares on issue. Aquarius holds 750 AQPSA shares, representing 75% of the issued capital of AQPSA and Impala holds 250 AQPSA shares, representing 25% of the issued capital of AQPSA.

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1.6 Proposed new structure of the Aquarius Group

If resolution 1 proposed in the Notice is passed and the other conditions relating to the AQPSA Subscription and Acquisition are fulfilled, AQPSA will issue 400 shares to the BEE Parties and receive related shareholder loans from the BEE Parties, while Aquarius will sell 13 of its existing AQPSA shares and the related AQPSA shareholder loans to the BEE Parties. Due to the proportionate pre-emptive rights contained in the articles of association of AQPSA, if Aquarius sells any AQPSA shares and related AQPSA shareholder loans to a shareholder, it will be required to offer the other AQPSA shareholders a pro-rata amount of the AQPSA shares and related AQPSA shareholder loans. Therefore, in order to sell 13 AQPSA shares and the related AQPSA shareholders loans to the BEE Parties, Aquarius must offer 8 AQPSA shares and the related AQPSA shareholders loans, to Impala.

The above-mentioned share issue by AQPSA to the BEE Parties and the AQPSA share sale by Aquarius to Impala will result in Aquarius' interest in AQPSA being reduced from 75% to 52.07% and Impala's interest in AQPSA being reduced from 25% to 18.43%. The BEE Parties will have a 29.5% interest in AQPSA.

As the transactions referred to above would result in Impala's shareholding in AQPSA being reduced to below 20%, Aquarius has agreed to sell a further 22 AQPSA shares and the related AQPSA shareholder loans to Impala to allow Impala to increase it equity holding in AQPSA to 20% and thereby allow Impala to equity account its shareholding in AQPSA. The BEE Parties have agreed to waive any proportionate pre-emptive rights they have in regard to the sale of the 22 AQPSA shares to Impala. Therefore, upon the sale of these further 22 AQPSA shares, Aquarius' interest in AQPSA will be reduced to 50.5% and Impala's interest in AQPSA will increase to 20%. The BEE Parties' interest in AQPSA will remain at 29.5%.

After completion of the AQPSA Subscription and Acquisition, but before completion of the AQPSA Share Sale and Aquarius Subscription, the structure of the Aquarius Group relevant to the Proposed Transaction will be as follows:



Savannah*
Chuma*
Malibongwe*
14.69%
5.88%
2.34%
Aquarius
8.63%
Impala
BEE Parties
50.5%
20%
29.5%
AQPSA

** Contractual rights under the Agreements to receive the New Shares in terms of the AQPSA Share Sale and Aquarius Subscription, based on the increased share capital of Aquarius on the assumption that no additional Shares are issued between the date of this Notice of Meeting and issue of the New Shares to BEE Parties.*

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Upon completion of the AQPSA Share Sale and Aquarius Subscription, the structure of the Aquarius Group relevant to the Proposed Transaction will be as follows:


Savannah
14.69%*
Chuma
5.88%*
Malibongwe
2.34%*
Aquarius Platinum Limited
6.65%*
Impala
20%
80%
AQPSA

** These percentages are based on the total shares that Aquarius has on issue as at the date of this Notice of Meeting together with the New Shares to be issued to the BEE Parties in terms of the Aquarius Subscription.*

1.7 Reasons for the Proposed Transaction and Advantages of the Proposed Transaction

The Proposed Transaction has at its root the protection of Aquarius' effective investment in the PGM mining industry in South Africa. In implementing the Proposed Transaction, the Company believes that fair value has been obtained for the increase in the capital base of the Aquarius Group, as the acquisition price to be paid by the BEE Parties for their equity interest in AQPSA, and ultimately the New Shares, is benchmarked to the market price for the Company's shares.

Accordingly, the Proposed Transaction has the following advantages for Aquarius:

(a) it enables Aquarius to comply with the BEE equity provisions of the Act, the Charter and the scorecard, which compliance is essential for the conversion of Aquarius' "old order" prospecting and mining rights granted under the old system into "new order" rights under the Act;

(b) it provides a source of funding which will enable Aquarius to commence with the immediate development of the Everest South PGM Mine, which is expected to commence production in mid 2006 and will produce 225,000 ozs of PGMs per year; and

(c) it allows Aquarius to pursue new opportunities for growth within the PGM industry in South Africa. Without complying with the BEE equity provisions of the Act, the Charter and the scorecard, Aquarius would be unable to acquire any additional mineral rights in South Africa.

Cost associated with the Proposed Transaction are in line with the market related costs of a capital raising of this magnitude.

1.8 ASX Listing Rule 7.1

ASX Listing Rule 7.1 restricts a company from issuing equity securities which, in any 12 month period, would amount to more than 15% of the company's total shares on issue 12 months before the date of the proposed issue. However, issues of equity securities made with

the prior approval of the shareholders of such company in a general meeting are not subject to this restriction and will not be counted towards the 15% limit in respect of issues of equity securities in the following 12 month period.

In accordance with the requirements of Listing Rule 7.3, the following information is provided to members to allow them to assess the proposed issue of the New Shares:

(a) The allottees of the New Shares will be Savannah, Chuma and Malibongwe, in the following proportions:

- Savannah -15,773,226 Shares;
- Chuma - 6,309,783 Shares; and
- Malibongwe - 2,516,533 Shares.

(b) The number of New Shares to be issued is 24,599,542 in the proportions set out in paragraph (a) above.

(c) The BEE Parties have agreed to pay to AQPSA R832.9 million in consideration for the 400 new shares to be issued by AQPSA valued at R234.5 million as well as related AQPSA shareholder loans totalling R598.4 million. Further, Aquarius will sell 13 of its AQPSA shares for R7.6 million together with the related AQPSA shareholder loan totalling R19.4 million, to the BEE Parties in consideration for payment to Aquarius of R27 million.

(d) Subject to certain resolutive conditions, namely:

(i) the Minister of Minerals and Energy in South Africa granting to AQPSA "new order" rights in respect of AQPSA's existing "old order" mining and prospecting rights;

(ii) AQPSA satisfying itself that the sale of the AQPSA shares and the related AQPSA shareholder loans held by the BEE Parties to Aquarius will not jeopardise AQPSA's "new order" prospecting and mining rights; and

(iii) Savannah, Chuma and Malibongwe obtaining any approvals of the Exchange Control Authorities, as may be required to allow them to hold the Shares,

Aquarius will purchase the 413 AQPSA shares and all of the related AQPSA shareholder loans held by the BEE Parties for a cash payment of R860 million and the BEE Parties will then subscribe for the 24,599,542 New Shares for a cash payment of R860 million. The number of New Shares to be issued to the BEE Parties was determined by the 90 day volume weighted average price of Aquarius Shares on the LSE prior to 10 June 2004, which was £2.86 per Share.

(e) ASX has granted Aquarius a waiver to allow the issue of the Shares to occur by no later than three months from the date on which the South African Minister of Minerals and Energy grants to AQPSA the last of the "new order" prospecting or mining rights under the Act for which AQPSA has made application, and in any event, no later than 5 years after the date of shareholder approval.

(f) The New Shares to be issued will rank equally with, and enjoy the same rights as, all existing issued Shares.

(g) Through the issue of the 400 shares in AQPSA to the BEE Parties and the receipt of the related shareholders loans from the BEE Parties, AQPSA will raise R832.9 million. These funds will be used by AQPSA to finance the construction and commissioning of the Everest South PGM Mine. Should there be any surplus, it will be used to assist in the funding of AQPSA's portion of the capital expenditure program in respect of its Kroondal Pooling & Sharing Project.

1.9 Shareholder protection mechanisms in the Bye-laws

Bye-laws 70A and 70B contain shareholder protection mechanisms to ensure that a bidder cannot gain control of Aquarius in circumstances where Shareholders are not afforded a reasonable and equal opportunity to participate in the benefits offered. The primary purpose of Bye-laws 70A and 70B is to ensure, as far as possible, fair treatment for all Aquarius Shareholders in the event of a change of control of the Company.

(a) **Prohibition on acquiring more than 20%**

Bye-law 70A.2 prohibits a person from acquiring an interest in Shares if, due to the acquisition, the person's Relevant Interest (together with that of his or her Associates) in Shares or voting power in the Company either:

- increases from 20% or below to more than 20%; or
- increases from a starting point that is above 20% and below 90%.

Under the Bye-laws a person has a "**Relevant Interest**" if they have an interest in Shares that causes or permits that person to:

- exercise or influence (or restrain) the exercise of voting rights on Shares (whether through the giving of voting instructions or as a proxy or otherwise); or
- dispose or influence (or restrain) the disposal of Shares,

including, inter alia, the legal ownership of a Share and an interest under an option agreement to acquire a Share.

(b) **Exceptions to the Prohibition**

Bye-law 70A.6 sets out various exceptions to the prohibition. One exception is where the acquisition has received the prior approval of the Company in special general meeting where no votes are cast in favour of the resolution by persons making the acquisition or from whom the acquisition is to be made and provided that Shareholders were given all information known to the Company or the person proposing to make the acquisition that is material to the decision on how to vote on the resolution.

(c) **Application of the Prohibition to Savannah, Chuma and Malibongwe**

On the issue of the New Shares, neither Savannah, Chuma nor Malibongwe will hold a Relevant Interest in Shares or voting power in the Company in excess of the 20% threshold prescribed in the Bye-laws. Further, Savannah, Chuma and Malibongwe are not "Associates" for the purposes of the Aquarius Bye-laws. Accordingly, the Prohibition does not apply to the acquisition of Shares by Savannah, Chuma and Malibongwe in accordance with resolution 1.

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However, due to the total number of New Shares that may be issued under the Proposed Transaction, the Board has resolved that it is appropriate for Shareholders to consider the proposed issue and that Shareholders should be provided with all information known to Aquarius, Savannah, Chuma and Malibongwe that is material to a decision to vote in respect of an issue of the New Shares that would represent 22.91% of the increased issued capital of Aquarius, based on the current number of Shares in issue together with the New Shares to be issued to the BEE Parties.

The table below illustrates the Relevant Interests that Savannah, Chuma and Malibongwe held in the Company prior to, and will hold after completion of, the Proposed Transaction.

	Relevant Interest in Shares prior to Proposed Transaction	Relevant Interest in Shares after the AQPSA Share Sale and Aquarius Subscription in terms of the Proposed Transaction
Savannah	Nil	14.69% (15,773,226 Shares)
Chuma	Nil	5.88% (6,309,783 Shares)
Malibongwe	Nil	2.34% (2,516,533 Shares)

As set out in the table above, the Proposed Transaction would not result in a breach of the 20% threshold. Nevertheless, the Board has resolved to provide the following additional information to Shareholders to allow them to fully assess the impacts of the Proposed Transaction.

(d) **Additional information**

(i) **Identity of the persons proposing to make the acquisition and any person who will have a Relevant Interest**

It is proposed that Aquarius issues 24,599,542 New Shares to Savannah, Chuma and Malibongwe in terms of the Proposed Transaction. It is proposed that 15,773,226 Shares be issued to Savannah, 6,309,783 Shares be issued to Chuma and 2,516,533 Shares be issued to Malibongwe in accordance with the Aquarius Subscription Agreement.

(ii) **Increase in Relevant Interest of Savannah, Chuma and Malibongwe**

None of Savannah, Chuma or Malibongwe presently have a Relevant Interest in any Shares.

Following completion of the Proposed Transaction:

- Savannah will have a Relevant Interest in up to 15,773,226 Shares, which will represent approximately 14.69% (by number) of the current Shares on issue plus the New Shares to be issued to the BEE Parties;
- Chuma will have a Relevant Interest in up to 6,309,783 Shares, which will represent approximately 5.88% (by number) of the current Shares on issue plus the New Shares to be issued to the BEE Parties; and

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- Malibongwe will have a Relevant Interest in up to 2,516,533 Shares, which will represent approximately 2.34% (by number) of the current Shares on issue plus the New Shares to be issued to the BEE Parties.

(iii) **New Directors**

Aquarius has invited the BEE Parties (collectively) to nominate one director to the Board, and the BEE Parties have nominated Zwelakhe Sisulu who will be appointed to the Board at the time of the AQPSA Subscription and Acquisition.

(iv) **The intentions of Savannah, Chuma and Malibongwe**

The directors of each of Savannah, Chuma and Malibongwe have advised that they propose to see the business of the Company develop in a manner which gives effect to the reasons for the Proposed Transaction in Section 1.7. In particular, the funds raised from Savannah, Chuma and Malibongwe will be deployed for the development of the Everest South PGM Mine and should there be any surplus it will be used to fund AQPSA's portion of the capital expansion program in respect of the Kroondal Pooling & Sharing Project.

The directors of each of Savannah, Chuma and Malibongwe have advised that, to the extent that they are capable of making such changes, they do not presently intend to:

A. change the conditions of employment of the present employees of the Company;

B. facilitate the transfer of property between any of Savannah, Chuma and Malibongwe or any associate and the Company;

C. inject any further capital into the Company or enter into any further transaction with the Company;

D. redeploy any of the fixed assets of the Company; or

E. change the business of the Company.

(v) **Particulars of the terms of the proposed issue**

The issue of 24,599,542 New Shares to Savannah, Chuma and Malibongwe is conditional on receiving Shareholder approval and on satisfaction of the other conditions set out in Sections 1.3(a) and 1.3(d) of this Explanatory Memorandum.

(vi) **Timing of acquisition**

If resolution 1 is approved by Shareholders, 24,599,542 Shares will be issued to Savannah, Chuma and Malibongwe upon satisfaction of the conditions set out in Section 1.3 of this Explanatory Memorandum.

(vii) **Reasons for the Proposed Transaction**

Refer to Section 1.7 for the Company's reasons for entering into the Proposed Transaction.

(viii) **Interests of directors**

None of the Directors have any interest in the Proposed Transaction or the issue of Shares to Savannah, Chuma and Malibongwe.

(ix) **Advantages**

Please refer to Section 1.7.

(x) **Financial and dividend policies of Aquarius**

Savannah, Chuma and Malibongwe have advised that, to the extent these parties are capable of making such changes, they do not intend to change significantly the financial or dividend policies of the Company.

To the best of the Directors' knowledge, all matters which are material and necessary for shareholders to make an informed decision on resolution 1 have been provided to Shareholders in this Explanatory Memorandum.

1.10 Directors' assessment of Proposed Transaction and Recommendations

(a) **Directors' Assessment of Proposed Transaction**

In the view of the Aquarius Board, the Proposed Transaction is fair and reasonable to the non-associated shareholders of Aquarius. The Directors consider that the benefits of the Proposed Transaction outweigh any disadvantages to shareholders not associated with Savannah, Chuma and Malibongwe.

In assessing whether the Proposed Transaction is fair and reasonable from the perspective of non-associated shareholders, the Directors have considered all circumstances of the Proposed Transaction and compared the likely advantages and disadvantages to non-associated shareholders if the proposal is agreed to, with the advantages and disadvantages to those shareholders if it is not. Specific factors which are identified as potentially relevant to this assessment include:

- the alternatives available to Aquarius if the Proposed Transaction does not proceed;
- comparing the value of the securities being issued to the value of the consideration received; and
- the fair and reasonable opinion on the Proposed Transaction prepared by Venmyn Rand (Proprietary) Limited, consulting geologists and mining engineers for one of the three Financiers of the BEE Parties.

(i) **Alternatives if the Proposed Transaction Does Not Proceed**

As set out in Section 1.7, the primary advantage of the Proposed Transaction is that it allows Aquarius to comply with the South African requirements regarding BEE partners holding equity in prospecting and mining projects. This is required to ensure that Aquarius may continue to prospect and mine for PGMs in South Africa. If the Proposed Transaction with the BEE Parties does not proceed, Aquarius would still

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have to identify alternative BEE partners and enter into similar arrangements with them.

An additional advantage of the Proposed Transaction is that the subscription price of R832.9 million in respect of 400 new AQPSA shares and the related AQPSA shareholder loans will allow AQPSA to fund the construction and commissioning of the Everest South PGM Mine. Without this cash injection, Aquarius would need to raise funds to fund the construction and commissioning of the Everest South PGM Mine.

(ii) **Subscription price for the Shares**

The issue price of the New Shares to be issued to Savannah, Chuma and Malibongwe was determined by the 90 day volume weighted average price of Shares on the LSE prior to 10 June 2004, which was £2.86 per Share.

The Board considers that fair value has been obtained for the issue of the New Shares as the acquisition price is benchmarked to the market price for Shares.

(b) **Approval by Directors**

All Directors voted in favour of putting resolution 1 to Shareholders for their consideration and have approved the information contained in the Notice of Meeting and this Explanatory Memorandum.

(c) **Directors' Recommendation**

Each of the Directors recommend that Shareholders vote in favour of resolution 1 and consider that the interests of the Shareholders will not be adversely affected by the Proposed Transaction. In respect of resolution 1, each of the Directors intend to vote in favour of the resolution in respect of the Shares which he or she may control.

2. Resolution 2 - Grant of Options to Mr Stuart Murray

2.1 Details of proposed grant

In June 2004, the Remuneration Committee of Aquarius granted 1,093,967 unlisted options to senior staff of the Company. The grant of options was based on the recommendations that followed an independent analysis of the Company's current policy regarding the grant of options compared to industry practice. The options were granted in line with the recommendations of this report and were based on the terms outlined below in Section 2.2. In addition to the above options granted to senior staff, a director Mr Stuart Murray was also offered 209,865 unlisted options, subject to shareholder approval. As Mr Murray is a director, these options can only be granted subject to shareholder approval. The Company proposes to grant Mr Stuart Murray (or his nominee) 209,865 Options.

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2.2 Terms of Options

Set out below is a summary of the terms and conditions of the Options the subject of resolution 2.

(a) The Options will expire after 7 years.

(b) The Options will be granted free of charge.

(c) The exercise price of each Option is £2.54, being the weighted average of the prices for Shares sold on LSE in the one week period prior to the date on which the Options were offered to Mr Murray.

(d) The Options vest in the following tranches:

  (i) one third will vest 36 months after the date of their grant;

  (ii) one third will vest 48 months after the date of their grant; and

  (iii) one third will vest 60 months after the date of their grant.

  Notwithstanding the above, the Options will vest immediately in the following circumstances:

  (i) during a bid period in relation to a takeover bid made for Shares in accordance with the Company's Bye-laws; and

  (ii) at any time after a shareholder, or a group of associated shareholders, becomes entitled to sufficient Shares to give it or them the ability, in general meeting, to replace all or a majority of the Board.

(e) The exercise of each Option will entitle Mr Murray to one Share. Shares issued as a result of the exercise of the Options will rank equally in all respects with all Shares on issue and the Company will apply for quotation of those Shares on ASX and the LSE.

(f) Shares allotted and issued pursuant to the exercise of an Option will be allotted and issued not more than 14 days after the receipt of the exercise price.

(g) In the event of any reorganisation of the issued capital of the Company (including consolidation, subdivision or reduction of capital or return of capital to shareholders), the number of Shares subject to the Options and/or the exercise price will be adjusted in the manner required by the ASX Listing Rules.

(h) A certificate will be issued for the Options.

(i) Application will not be made for official quotation of the Options on ASX or the LSE.

(j) Options are not transferable without the prior written approval of the Board.

2.3 Listing Rule 10.11

ASX Listing Rule 10.11 provides, in essence, that a listed company may not, without the approval of ordinary shareholders, issue equity securities to a related party.

Mr Stuart Murray is the Managing Director of Aquarius. Accordingly, Mr Murray is a related party of Aquarius and therefore, the proposed grant of options to Mr Murray or his nominee is an issue of securities which requires shareholder approval under Listing Rule 10.11.

Subject to certain exceptions, ASX Listing Rule 7.1 provides that shareholder approval is required for an issue of equity securities if the number of securities will, when aggregated with the securities issued by the Company in the last 12 months, exceed 15% of the number of fully paid ordinary securities on issue at the commencement of that 12 month period.

However, separate approval pursuant to ASX Listing Rule 7.1 is not required in order to grant the Options to Mr Murray as approval is being obtained under ASX Listing Rule 10.11. Shareholders should note that the issue of securities to Mr Murray will not be included in the 15% calculation for the purposes of ASX Listing Rule 7.1.

2.4 Disclosure requirements

In accordance with Listing Rule 10.13, shareholders are advised as follows:

(a) the allottee of the Options will be Mr Stuart Murray or his nominee. Mr Stuart Murray is a Director;

(b) the maximum number of Options that may be granted pursuant to this approval is 209,865 Options;

(c) the Options will be granted on one date within 7 days from the date of the Meeting;

(d) the Options will be issued for no consideration and accordingly, there will be no funds raised pursuant to the grant of the Options;

(e) the exercise price of the Options is £2.54, being the weighted average of the prices for Shares sold on LSE in the one week period prior to the date on which the Options were offered to Mr Murray; and

(f) a summary of the terms of the Options is contained in Section 2.2 above.

3. Glossary of Terms

The following terms and abbreviations used in the Notice of Meeting and this Explanatory Memorandum have the following meanings:

"Act" means the South African Mineral and Petroleum Resources Development Act, 28 of 2002.

"Agreements" means the AQPSA Share Subscription and Sale Agreement and the Aquarius Subscription Agreement.

"AQPSA" means Aquarius Platinum (South Africa) (Proprietary) Limited.

"AQPSA Share Sale" has the meaning set out in Section 1.3(d) of the Explanatory Memorandum.

"AQPSA Share Subscription and Sale Agreement" means the agreement between Aquarius, AQPSA, Savannah, Chuma, Malibongwe, Savannah Resources (Proprietary) Limited, Chuma Holdings (Proprietary) Limited and Malibongwe Women Development Organisation (an association not for gain, incorporated under section 21 of the South African Companies Act) dated 16 September 2004.

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"**AQPSA Subscription and Acquisition**" has the meaning set out in Section 1.3(b) of the Explanatory Memorandum.

"**Aquarius**" or "**Company**" means Aquarius Platinum Limited ARBN 087 577 893 of Clarendon House, 2 Church Street, Hamilton, Bermuda.

"**Aquarius Group**" means Aquarius and its subsidiaries and jointly controlled entities.

"**Aquarius Subscription**" has the meaning set out in Section 1.3(e) of the Explanatory Memorandum.

"**Aquarius Subscription Agreement**" means the agreement between Aquarius, AQPSA, Savannah, Chuma and Malibongwe dated 16 September 2004.

"**ASX**" means Australian Stock Exchange Limited.

"**ASX Listing Rules**" means the official listing rules of ASX.

"**BEE**" means Black Economic Empowerment as required in terms of the Act.

"**BEE Parties**" means the South African partners identified by the Board for the purpose of satisfying the South African Government's policy on black economic empowerment equity participation in mining companies, comprising Savannah, Chuma and Malibongwe.

"**Board**" means the board of Directors.

"**Bye-laws**" means the bye-laws of the Company as amended from time to time.

"**Chuma**" and "**Chuma Platinum SPV (Proprietary) Limited**" means Micawber 353 (Proprietary) Limited (to change its name to Chuma Platinum SPV (Proprietary) Limited), a private company incorporated under the laws of the Republic of South Africa under registration number 2003/015090/07.

"**Directors**" means the directors of the Company, from time to time.

"**Exchange Control Authorities**" means the Exchange Control Department of the South African Reserve Bank, including any person to whom the authority of the South African Reserve Bank under the Exchange Control Regulations 1961 has been delegated.

"**Explanatory Memorandum**" means this explanatory memorandum.

"**Financing Agreements**" means the financing agreements referred to in Section 1.3(a)(i) of the Explanatory Memorandum.

"**Historically Disadvantaged Person**" or "**Historically Disadvantaged South African**" means:

(a) any person, category of persons or community disadvantaged by unfair discrimination before the Constitution of the Republic of South Africa took effect;

(b) any association, a majority of whose members are persons contemplated in paragraph (a); or

(c) any juristic person other than an association, in which persons contemplated in paragraph (a) own and control a majority of the issued capital or members' interest and are able to control a majority of the members' votes.

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"**Impala**" means Impala Platinum Holdings Limited, a public company, incorporated under the laws of the Republic of South Africa under registration number 1957/001979/06.

"**LSE**" means London Stock Exchange.

"**Malibongwe**" and "**Malibongwe Platinum SPV (Proprietary) Limited**" means Micawber 355 (Proprietary) Limited (to change its name to Malibongwe Platinum SPV (Proprietary) Limited), a private company incorporated under the laws of the Republic of South Africa under registration number 2003/015000/07.

"**New Shares**" means 24,599,542 Shares to be issued to the BEE Parties in terms of the Aquarius Subscription.

"**Notice**" or "**Notice of Meeting**" means the notice of special general meeting which accompanies the Explanatory Memorandum.

"**Option**" means an option to subscribe for Shares granted pursuant to resolution 2 and otherwise on the terms set out in Section 2.2.

"**PGM**" means platinum group metals and associated minerals.

"**Prohibition**" means the prohibition on the acquisition of an interest in Shares if, due to the acquisition, the person's Relevant Interest (together with that of his or her associates) in Shares or voting power in the Company either:

- increases from 20% or below to more than 20%; or
- increases from a starting point that is above 20% and below 90%,

as set out in Section 1.9(a).

"**Proposed Transaction**" means the proposed transaction set out in Sections 1.2 and 1.3.

"**R**" means Rand, the official currency of South Africa.

"**Relevant Interest**" has the meaning given in Section 1.9(a).

"**resolution**" means a resolution that is required to be passed by more than 50% of the votes cast by members entitled to vote on the resolution and that is referred to in this Notice of Meeting.

"**Savannah**" and "**Savannah Platinum SPV (Proprietary) Limited**" means Micawber 354 (Proprietary) Limited (to change its name to Savannah Platinum SPV (Proprietary) Limited), a private company incorporated under the laws of the Republic of South Africa under registration number 2003/015212/07.

"**Section**" means a section of this Explanatory Memorandum.

"**Shareholders**" means registered holders of Shares.

"**Shares**" means fully paid ordinary shares in the capital of the Company.

"**Special General Meeting**" or "**Meeting**" means the general meeting of Shareholders to be held at Clarendon House, 2 Church Street, Hamilton, Bermuda on Monday, 11 October 2004 at 9.00am or any adjournment thereof.

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AQUARIUS PLATINUM LIMITED
Exempt Company Number EC26290
ARBN 087 577 893

PROXY FORM

PROXY AND VOTING ENTITLEMENT INSTRUCTIONS

PROXY INSTRUCTIONS

Shareholders are entitled to appoint another person or persons to act as proxies to attend and vote on their behalf. Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the shareholder's voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes.

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or other authority) must be deposited at or sent by facsimile transmission to the one of the following locations, not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

Computershare Registry Services Pty Ltd Level 2 Reserve Bank Building 45 St George's Terrace PERTH WA 6000 AUSTRALIA	OR	Codan Services Clarendon House 2 Church Street Hamilton HM CX BERMUDA	OR	Computershare Services PLC The Pavilions Bridgewater Road Bedminster Down Bristol BS99 7NH ENGLAND
Facsimile (618) 9323 2033		Facsimile (441) 292 4720		Facsimile (870) 703 6101

The proxy form must be signed by the shareholder or his/her attorney duly authorised in writing or, if the shareholder is a corporation in a manner permitted by the Company's bye-laws and the Companies Act.

The proxy may, but need not, be a shareholder of the Company.

In the case of shares jointly held by two or more persons, all joint holders must sign the proxy form.

A proxy form is attached to this Notice.

VOTING ENTITLEMENT

For the purposes of determining voting entitlements at the Meeting, shares will be taken to be held by the persons who are registered as holding the shares at 9.00am on Saturday, 9 October 2004. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

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AQUARIUS PLATINUM LIMITED
Exempt Company Number EC26290
ARBN 087 577 893

PROXY FORM

I/We ____

of ____

being a shareholder/(s) of Aquarius Platinum Limited (**"Company"**) and entitled to ____________________ shares in the Company

hereby appoint ____

of ____

or failing him/her ____

of ____

or failing him/her the Chairman as my/our proxy to vote for me/us and on my/our behalf at the special general meeting of the Company to be held at Clarendon House, 2 Church Street, Hamilton, Bermuda on Monday, 11 October 2004 at 9.00am and at any adjournment thereof in respect of ____________________ of my/our shares or, failing any number being specified, **ALL** of my/our shares in the Company.

If more than one proxy is appointed, the proportion of voting rights this proxy is authorised to exercise is [ ]%. (An additional proxy form will be supplied by the Company on request.)

In relation to undirected proxies, the Chairman intends to vote in favour of each resolution.

If you do not wish to direct your proxy how to vote, please place a mark in the box. ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of a resolution and votes cast by him other than as proxy holder will be disregarded because of that interest. If you wish to indicate how your proxy is to vote, please tick the appropriate places below. If no indication is given on a resolution, the proxy may abstain or vote at his or her discretion.

I/we direct my/our proxy to vote as indicated :

Resolution	**For**	**Against**	**Abstain**
1. Issue of 24,599,542 Shares to Savannah, Chuma and Malibongwe	☐	☐	☐
2. Grant of 209,865 Options to Mr Stuart Murray	☐	☐	☐

As witness my/our hand/s this ______ day of ______ 2004

If a natural person:

SIGNED by) in the presence of:

_______________ Name (Printed)

_______________ Witness _______________ Name (Printed)

If a company:

EXECUTED by in accordance with its constitution)

_______________ Director _______________ Director/Secretary

_______________ Name (Printed) _______________ Name (Printed)

If by power of attorney:

SIGNED for and on behalf of ______________________)

by ______________________)

under a Power of Attorney dated ______ and who declares that he/she has not received any revocation of such Power of Attorney in the presence of:)

_______________ Signature of Attorney

_______________ Signature of Witness